UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Completion of the Italenergia Bis transaction

SIGNATURES

Completion of the Italenergia Bis transaction

Following exercise of the put option, notice of which was served on EDF in March 2005, Fiat Energia today sold 24.6% of the share capital of Italenergia Bis to a subsidiary of EDF. Concurrently, the Citigroup financing of 1,147 million euros that had been extended in September 2002 was reimbursed. The financial institutions that had acquired 14% of Italenergia Bis in 2002, today sold their stake to another subsidiary of EDF. Consequently, the possibility that Fiat be required to repurchase said stake was eliminated. This possibility had entailed for Fiat the recognition of a financial debt of approximately 600 million euros in the financial statements prepared under IFRS.
As a result of these two transactions, Fiat will book a net gain of over 850 million euros in its consolidated statement of operations prepared under IFRS, while the Group net debt will decrease by approximately 1.8 billion euros.

Turin, September 9, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 12, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney